SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 March 15, 2006
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                        Commission File Number: 000-50825

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                                 GPC BIOTECH AG
             (Exact name of registrant as specified in its Charter)
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                              Fraunhoferstrasse 20
                       D-82152 Martinsried/Munich, Germany
                            Tel: 011 49 89 8565 2600
              (Address of registrant's principal executive offices)
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        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X                  Form 40-F
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        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes                             No           X
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        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Yes                             No           X
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        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                             No           X
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        If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A
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                                      INDEX


Exhibit 1 Press release announcing Financial Results for Fiscal Year 2005 issued by GPC Biotech AG, dated March 15, 2006.

                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 15, 2006
                                       GPC BIOTECH AG


                                       By:   /s/ Bernd Seizinger
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                                       Name:   Bernd Seizinger, M.D., Ph.D.
                                       Title:  President and CEO

                                       By:   /s/ Mirko Scherer
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                                       Name:   Mirko Scherer, Ph.D.
                                       Title:  Senior Vice President and CFO